OMI Corporation.
                                One Station Place
                               Stamford, CT 06902
                          Telecopy No.: (203) 602-6801



August 14, 2003

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Filing Desk

Re: OMI Corporation Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-105195)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), OMI Corporation hereby requests the withdrawal of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-105195) filed by the Company and with the Securities and Exchange Commission (the "Commission") on August 4, 2003. At the request of the Commission, the transaction reflected in this Post-Effective Amendment will be reflected in a separate filing on a new Form S-3 Registration Statement. No securities were sold pursuant to the Post-Effective Amendment.

     If you have any questions regarding this application for withdrawal, please do not hesitate to contact, Robert L Clare III at 212-819-8630 of White & Case LLP.

                                                 Sincerely,

                                                 OMI Corporation

                                                 By: /s/ Frederic S. London
                                                    ----------------------------
                                                    Name: Frederic S. London
                                                    Title: Senior Vice President
                                                           and General Counsel


cc: Maxwell Webb